                                                                    EXHIBIT 12.1

         COMPUTATION OF CONSOLIDATED RATIO OF EARNINGS TO FIXED CHARGES
                        (Including Interest on Deposits)

     The Corporation's ratios of earnings to fixed charges (including interest on deposits) for the periods indicated were as follows:

                                          Three Months
                                             Ended
                                            March 31,                    Year Ended December 31,
                                        -----------------    ----------------------------------------------
                                         2002        2001      2001      2000      1999      1998     1997
                                         ----        ----      ----      ----      ----      ----     ----
Net income..........................    $   802   $   464    $ 2,534   $ 2,061   $ 2,405   $ 1,755   $1,341

Extraordinary items, net of tax.....          0         0          0         0         0         0        0

Cumulative effect of changes in
  accounting for income taxes.......          0         0          0         0         0         0        0

Income tax expense..................        283       155        863       675       765       788      590
                                        -------   -------    -------   -------   -------   -------   ------
  Pretax earnings...................    $ 1,085   $   619    $ 3,397   $ 2,736   $ 3,170   $ 2,543   $1,931
                                        =======   =======    =======   =======   =======   =======   ======
Fixed charges:
Portion of rental expense which
approximates the interest factor....    $    21   $    18    $    76   $    68   $    29   $    61   $   60

Interest on Deposits................    $ 3,327   $ 3,889    $14,820   $12,854   $ 8,822   $ 7,448    $5,896

Interest on Trust Preferred
Securities..........................        218       218        873       873       866       347        0

Interest on borrowed funds..........        519       219      1,805     2,440     2,598     1,474    1,636
                                        -------   -------    -------   -------   -------   -------   ------
  Total fixed charges...............    $ 4,085   $ 4,344    $17,574   $16,235   $12,315   $ 9,330   $7,592
                                        =======   =======    =======   =======   =======   =======   ======
Earnings (for ratio calculation)....    $ 5,170   $ 4,963    $20,971   $18,971   $15,485   $11,873   $9,523
                                        =======   =======    =======   =======   =======   =======   ======
Ratio of earnings to fixed charges..       1.27      1.14       1.19      1.17      1.26      1.27     1.25
                                        =======   =======    =======   =======   =======   =======   ======

     For purposes of computing the consolidated ratio of earnings to fixed charges, earnings represent income (loss) before extraordinary items and cumulative effect of changes in accounting principles plus applicable income taxes and fixed charges. Fixed charges, excluding interest on deposits, include gross interest expense (other than on deposits), expenses of capital securities, and the portion deemed representative of the interest factor of rent expense. Fixed charges, including gross interest on deposits, include all interest expense, expenses of capital securities, and the portion deemed representative of the interest factor of rent expense. We had no outstanding preferred stock during any of the periods covered by the ratios shown above. The ratios of earnings to fixed charges were computed by dividing earnings by fixed charges.